                                 SCHEDULE 13G


                                (RULE 13d-102)


  Information to be Included in Statements Filed Pursuant to Rule 13d-1(b),
       (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.


                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549


                                  SCHEDULE 13G


                  Under the Securities Exchange Act of 1934
                             (Amendment No. 11)*




                                 GenCorp Inc.
  -----------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.10 par value
  -----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                 368682 10 0
  -----------------------------------------------------------------------------
                                 (CUSIP Number)


  -----------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


        Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:


        [X] Rule 13d-1(b)

        [ ] Rule 13d-(c)

        [ ] Rule 13d-1(d)



        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.


        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP NO.                                                                             PAGE   OF   PAGES

-----------------------------------------------------------------------------------------------------------
|   1 | Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)            |
|     |                                                                                                   |
|     | GenCorp/OMNOVA Solutions Joint Retirement Savings Plan                                            |
|     | IRS Employee Identification No. 25-6321453                                                        |
|-----|---------------------------------------------------------------------------------------------------|
|   2 | Check the Appropriate Box if a Member of a Group                                        (a) [ X ] |
|     | (See Instructions)                                                                          ----- |
|     |                                                                                         (b) [   ] |
|     |                                                                                             ----- |
|-----|---------------------------------------------------------------------------------------------------|
|   3 | SEC Use Only                                                                                      |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   4 | Citizenship or Place of Organization                                                              |
|     |                                                                                                   |
|     |  Ohio                                                                                             |
|-------------------------------|-------|-----------------------------------------------------------------|
|            Number of          |     5 |  Sole Voting Power                                              |
|                               |       |                                                                 |
|             Shares            |       |   None                                                          |
|                               |-------|-----------------------------------------------------------------|
|          Beneficially         |     6 |  Shared Voting Power                                            |
|                               |       |                                                                 |
|            Owned by           |       |   5,423,291                                                     |
|                               |-------|-----------------------------------------------------------------|
|              Each             |     7 |  Sole Dispositive Power                                         |
|                               |       |                                                                 |
|            Reporting          |       |   None                                                          |
|                               |-------|-----------------------------------------------------------------|
|           Person With         |     8 |  Shared Dispositive Power                                       |
|                               |       |                                                                 |
|                               |       |   None                                                          |
|-------------------------------|-------|-----------------------------------------------------------------|
|   9 | Aggregate Amount Beneficially Owned by Each Reporting Person                                      |
|     |                                                                                                   |
|     |   5,423,291                                                                                       |
|-----|---------------------------------------------------------------------------------------------------|
|  10 | Check if the Aggregate Amount in Row (9) Excludes Certain Shares                                  |
|     | (See Instructions)                                                                          [   ] |
|     |                                                                                             ----- |
|-----|---------------------------------------------------------------------------------------------------|
|  11 | Percent of Class Represented by Amount in Row (9)                                                 |
|     |                                                                                                   |
|     |    13.0%                                                                                          |
|-----|---------------------------------------------------------------------------------------------------|
|  12 | Type of Reporting Person (See Instructions)                                                       |
|     |                                                                                                   |
|     |   EP                                                                                              |
-----------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13G

Item 1(a).        Name of Issuer:
                           GenCorp Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:
                           Highway 50 & Aerojet Road
                           Rancho Cordova, California 95670

                  Mailing Address:
                           P.O. Box 537012
                           Sacramento, California 95853-7012

Item 2(a).        Name of Person Filing:
                           GenCorp/OMNOVA Solutions Joint Retirement Savings
                           Plan

Item 2(b).        Address of Principal Business Office:
                           P. O. Box 537012
                           Sacramento, California 95853-7012

Item 2(c).        Citizenship:
                           Ohio

Item 2(d).        Title of Class of Securities:
                           Common Stock, $ .10 par value

Item 2(e).        CUSIP Number:
                           368682 10 0

Item 3.           If this statement is filed pursuant to Rules 13d-1(b), or
                           13d-2(b), check whether the person filing is a:

                  (a) [ ]  Broker or Dealer registered under Section 15 of the
                           Act

                  (b) [ ]  Bank as defined in Section 3(a)(6) of the Act

                  (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act

                  (d) [ ] Investment Company registered under Section 8 of the Investment Company Act

                  (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

                  (f) [X] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 240.13d-1(b)(1)(ii)(F)

                  (g) [ ] Parent Holding Company, in accordance with 240.13d-1(b)(ii)(G) (Note: see Item 7)

                  (h) [ ]  Group, in accordance with 240.13d-1(b)(1)(ii)(H)

Item 4.           Ownership:
                  (a)               Amount Beneficially Owned:
                                    5,423,291 shares

                  (b)               Percent of Class:
                                    13.0%

                  (c) Number of shares as to which such person has:
                                    (i)     sole power to vote or to direct the
                                            vote: None

                                    (ii)    shared power to vote or to direct
                                            the vote:  5,423,291

                                    (iii)   sole power to dispose or to direct
                                            the disposition of:  None. All such
                                            power is held by Mellon Bank, N.A.
                                            (the "Trustee" of the plan).

                                    (iv)    shared power to dispose or to direct
                                            the disposition of: None.  All such
                                            power is held by the Trustee of the
                                            Plan.

Item 5.           Ownership of Five Percent or Less of a Class:
                  Not applicable

Item 6.           Ownership of More Than Five Percent on Behalf of Another
                  Person: The Plan is a voluntary joint savings plan for eligible employees of GenCorp Inc., OMNOVA Solutions Inc. and certain of their subsidiaries. The Plan is a joint plan due to the spin-off of OMNOVA Solutions Inc. (as a separate public company) from GenCorp Inc. effective October 1, 1999. The spin-off was accomplished by a distribution of one share of OMNOVA common stock for each share of GenCorp common stock held on the September 27, 1999 record date. Employees who elect to participate in the Plan may select one or more of seven investment options for the contributions, one such option being a fund investing solely in GenCorp shares. All matching company contributions are invested in the GenCorp stock fund. Under the terms of the Plan, the Trustee receives dividends on shares held in the fund and is required to invest and reinvest the principal and income of the fund in GenCorp shares. Participating employees ultimately receive such benefits as result from the performance of the fund upon their election to take a distribution of their allocated shares from the fund.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company: Not applicable

Item 8. Identification and Classification of Members of the Group: The Trustee and employees of GenCorp Inc. and OMNOVA Solutions Inc. who participate in the Plan.

ITEM 9.           Notice of Dissolution of Group:
                  Not applicable

ITEM 10.          Certification:
                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


FEBRUARY 9, 2000
---------------------------------
         Date




By  /s/W. R. Phillips
---------------------------------
         W. R. Phillips


Secretary of GenCorp Inc. on behalf of
THE GENCORP/OMNOVA SOLUTIONS JOINT RETIREMENT SAVINGS PLAN
----------------------------------------------------------
         Title